Collaborative Investment Series Trust 485APOS

Exhibit 99.(p)(xii)

CODE OF ETHICS

RVC has adopted a Code of Ethics that sets forth the standards of conduct expected of its covered persons and requires compliance with applicable securities laws. In accordance with Section 204A of the Advisers Act, the Code of Ethics contains written policies reasonably designed to prevent the unlawful use of material non-public information by the Firm or any of its covered persons. The Code of Ethics also requires that the Firm’s personnel report their personal securities holdings and transactions and obtain pre-approval of certain investments, reports gifts and entertainment, pre-approve certain political donations and disclose certain charitable contributions.

Specifically, RVC has a written Code of Ethics that covers the following areas: Prohibited Purchases and Sales, Insider Trading, Personal Securities Transactions, Exempted Transactions, Prohibited Activities, Conflicts of Interest, Gifts and Entertainment, Confidentiality, Service on a Board of Directors, Compliance Procedures, Compliance with Laws and Regulations, Procedures and Reporting, Certification of Compliance, Reporting Violations, Compliance Officer Duties, Training and Education, Recordkeeping, Annual Review, and Sanctions.

A.	Recommendations Involving Material Financial Interests

RVC does not recommend that clients buy or sell any security in which a related person to RVC or RVC has a material financial interest.

B.	Investing Personal Money in the Same Securities as Clients

From time to time, representatives of RVC may buy or sell securities for themselves that they also recommend to clients. This may provide an opportunity for representatives of RVC to buy or sell the same securities before or after recommending the same securities to clients resulting in representatives profiting off the recommendations they provide to clients. Such transactions may create a conflict of interest. RVC will always document any transactions that could be construed as conflicts of interest and will never engage in trading that operates to the client’s disadvantage when similar securities are being bought or sold.

C.	Trading Securities At/Around the Same Time as Clients’ Securities

From time to time, representatives of RVC may buy or sell securities for themselves at or around the same time as clients. This may provide an opportunity for representatives of RVC to buy or sell securities before or after recommending securities to clients resulting in representatives profiting off the recommendations they provide to clients. Such transactions may create a conflict of interest; however, RVC will never engage in trading that operates to the client’s disadvantage if representatives of RVC buy or sell securities at or around the same time as clients.

Existing and prospective clients may obtain a copy of our Code of Ethics, free of charge, by sending a written request via e-mail to info@rareviewcapital.com or by calling (203) 539-6067.

Rareview Capital LLC, Soundview Plaza, 1266 E. Main Street, Ste 700R, Stamford, CT 06902 USA

Website: www.rareviewcapital.com Main: 203.539.6067 E-mail: info@rareviewcapital.com